Filed by Galaxy Digital Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BitGo Holdings, Inc

(Commission File No.: 132-02843)

NEWS RELEASE

GALAXY ANNOUNCES TERMINATION OF BITGO ACQUISITION

8/15/2022

Galaxy continues path to U.S. listing on Nasdaq

Galaxy remains committed to enhancing shareholder value through scaling of its institutional services, including the rollout of its Galaxy One Prime offering

NEW YORK, Aug. 15, 2022 /CNW/ - Galaxy Digital Holdings Ltd. (TSX: GLXY) ("Galaxy" or "the Company"), a financial services and investment management innovator in the digital asset, cryptocurrency, and blockchain technology sectors, today announced that it has exercised its right to terminate its previously announced acquisition agreement with BitGo following BitGo's failure to deliver, by July 31, 2022, audited financial statements for 2021 that comply with the requirements of our agreement. No termination fee is payable in connection with the termination.

"Galaxy remains positioned for success and to take advantage of strategic opportunities to grow in a sustainable manner. We are committed to continuing our process to list in the U.S. and providing our clients with a prime solution that truly makes Galaxy a one-stop shop for institutions," said Mike Novogratz, CEO and Founder of Galaxy.

As previously announced, Galaxy intends to complete the proposed reorganization and domestication to become a Delaware-based company, and subsequently list on the Nasdaq, upon completion of the SEC's review and subject to stock exchange approval of such listing.

Galaxy remains focused on executing its business objectives and driving long-term performance for investors. That includes the planned rollout of Galaxy One Prime, a new product offering for institutional investors that will integrate trading, lending, and derivatives alongside access to qualified custody all through a unified tech platform.

Galaxy One Prime will leverage proprietary in-house technology, as well as a multi-faceted custodial architecture that integrates qualified blue-chip custodians for broad asset support and tailored account types.

About Galaxy

Galaxy (TSX: GLXY) is a digital asset and blockchain leader providing institutions, startups, and qualified individuals access to the crypto economy. Our full suite of financial services is custom-made for a digitally native ecosystem, spanning multiple synergistic business lines: Trading, Asset Management, Investment Banking, Mining, and Ventures.

Galaxy's CEO and Founder Michael Novogratz leads a team of crypto enthusiasts and institutional veterans working together on a mission to engineer a new economic paradigm. The Company is headquartered in New York City, with offices in Chicago, New Jersey, London, Amsterdam, Hong Kong, Tokyo, and the Cayman Islands (reg. office).

Additional information about Galaxy's businesses and products is available on www.galaxydigital.io

Disclaimers and Additional Information

The TSX has not approved or disapproved of the information contained herein.

No Offer or Solicitation

As previously announced, the Company intends to complete its proposed reorganization and domestication to become a Delaware-based company, and subsequently list on the Nasdaq, upon completion of the SEC's ongoing review and subject to stock exchange approval of such listing. The proposed reorganization and domestication is subject to approval by shareholders the Company and applicable regulatory authorities, including the Toronto Stock Exchange. In connection with the proposed reorganization and domestication, the Company has filed a registration statement, including a management information circular/prospectus, with the SEC, which has not yet become effective. SHAREHOLDERS ARE ADVISED TO READ THE FINAL VERSIONS OF SUCH DOCUMENTS, WHEN AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the registration statement (including the management information circular/prospectus) and any other relevant documents from the SEC's website at http://www.sec.gov. Copies of the final versions of such documents can also be obtained, when available, without charge, via Galaxy's investor relations website: https://investor.galaxydigital.io. The Company anticipates holding a shareholder meeting to seek approval following the effectiveness of the registration statement, and further details will be included in the management information circular to be mailed to shareholders and posted on the Company's SEDAR profile at www.sedar.com.

This release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the domestication or any of the other proposed reorganization transactions. This release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Caution About Forward-Looking Statements

The information in this release may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and "forward-looking information" under Canadian securities laws (collectively, "forward-looking statements"). Our forward-looking statements include, but are not limited to, statements regarding our or our management team's expectations, hopes, beliefs, intentions or strategies regarding the future. Statements that are not historical facts, including statements about the pending domestication and the related transactions (the "transactions") and Galaxy One Prime, and the parties, perspectives and expectations, are forward-looking statements. In addition, any statements that refer to estimates, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this release may include, for example, statements about our ability to complete the proposed domestication and reorganization transactions and the planned rollout of Galaxy One Prime. The forward-looking statements contained in this release are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks include, but are not limited to: (1) the inability to complete the proposed domestication and reorganization transactions, due to the failure to obtain shareholder and stock exchange approvals, or otherwise; (2) changes to the proposed structure of the transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining shareholder or stock exchange approval of the transactions; (3) the ability to meet and maintain listing standards following the consummation of the transactions; (4) the risk that the transactions disrupt current plans and operations; (5) costs related to the transactions or rollout; (6) changes in applicable laws or regulations; (7) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (8) changes or events that impact the cryptocurrency industry, including potential regulation, that are out of our control; (9) the risk that our business will not grow in line with our expectations or continue on its current trajectory; (10) the possibility that our addressable market is smaller than we have anticipated and/or that we may not gain share of it; (11) those other risks contained in the Annual Information Form for the year ended December 31, 2021 available on the Company's profile at www.sedar.com and its Management's Discussion and Analysis, filed on August 8, 2022 and (12) other risks and uncertainties to be indicated from time to time in filings made with the SEC. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. We are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements.

SOURCE Galaxy Digital Holdings Ltd.